VIA EDGAR TRANSMISSION AND OVERNIGHT COURIER
August 23, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Geoffrey Kruczek, Esq.

Re:	Irvine Sensors Corporation Application for Withdrawal of Registration Statement on Form S-3 File No. 333-131770 Initial Filing Date: February 10, 2006
Ladies and Gentlemen:
Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, Irvine Sensors Corporation, a Delaware corporation (the “Company”), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-3 originally filed on February 10, 2006 and the accompanying Prospectus Supplement filed on January 4, 2007 pursuant to Rule 424(b)(3) (File No. 333-131770), together with all exhibits and amendments thereto (the “Registration Statement”).
The financial statements contained in the Registration Statement are stale and the Registration Statement is no longer effective because the Company is not presently eligible to use Form S-3. The Company is applying for withdrawal of the Registration Statement at the request of the Staff of the Securities and Exchange Commission (the “Commission”) in connection with its filing with the Commission of a registration statement on Form S-1 (File No. 333-140500).
On the basis of the foregoing, the Company hereby respectfully requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.
Should you have any questions regarding this matter, please do not hesitate to contact the undersigned or Ellen S. Bancroft, Esq. (949-932-3670) of Dorsey & Whitney LLP, legal counsel to the Company.
IRVINE SENSORS CORPORATION

/s/ JOHN CARSON

By:	John Carson President and Chief Executive Officer

cc:	Ellen S. Bancroft, Esq.
3001 Red Hill Avenue, Building 3, Suite 108, Costa Mesa, California 92626-4526
Telephone: (714) 549-8211 Fax: (714) 557-1260